LINKS GOLF CAFE, LLC

Golf + Coffee + Business = Raving Fans


Links
golf café

linksgolfcafe.com Oro Valley, AZ

Highlights

1. Ambassador perks! See more at: https://linksgolfcafe.com/founding-equity-members-ambassador-program
2. See our short pitch decks below, a Quick Summary & a link to a full deck Deep Dive.
3. Founders have built 187 coffee bars, averaging 52% cash on cash returns per year.
4. Combines two industries that thrive in a recession: coffee and the sport of golf.
5. Five Recurring Revenue streams, including masterminds.
6. Profit from the massive growth in "non traditional golf", now 50% of US golfers.
7. In revenue already, have a detailed plan for growth, leveraging franchising.
8. World class advisory board in place to help us scale.

Our Team



Thomas Matzen Founder

Tom has built 187 coffee bars for himself and his clients. Started 92 businesses of his own, eight to 7 figures and beyond. More importantly, his personal coaching clients have generated more than one hundred million in sales in dozens of industries.

Having built some 187 coffee bars, we wanted to combine the high margins of coffee, with the passion for golf, and the recurring revenue of business memberships, inside shopping centers. This will allow our Franchise Owners to have more profits and more life.



Simon Hedley Founder

Qualified as a Chartered Accountant in the UK and spent over ten years working in financial services, from PriceWaterhouseCoopers, through to Investment Banking encompassing Product Development, Structuring and Investment Management at Morgan Stanley



Clinton Wasylishen Advisor to the Board, Links Golf Cafe

Clinton is the recipient of Franchisee Of The Year awards in multiple franchise systems, and has built multiple seven figure businesses within franchises, including owning a master franchise that grew to represent over 80% of national system sales.



Jeff Giagnocavo Advisor to the Board, Links Golf Cafe

Jeff does business in your bedroom w Gardner's Mattress & More, the premier better sleep store. He is fanatical about the 5-star experience & has gathered 1,000's of 5-star reviews. Jeff's passion is to unlock the potential of every business owner.



Michael Griffiths Advisor to the Board, Links Golf Cafe

Michael is the #1 authority helping service professionals to fast track their business growth by transforming their referral systems, client retention strategies & skyrocketing their client loyalty. He has created 7 businesses, selling 6 of them.



Ted Prodromou Advisor to the Board, Links Golf Cafe

Ted is America's Leading LinkedIn Coach. Featured on CNBC, Entrepreneur.com, New York Times & Forbes. His team creates advanced LinkedIn lead-generation strategies for businesses with over $100 million in revenue generated for his clients.



Vance Morris Advisor to the Board, Links Golf Cafe

Vance is a Walt Disney World Resort Management Alumni, having spent 10 years as an leader in the Resorts. He runs the only Disney Service & Direct Response Marketing business on the planet. He coaches companies to monetize their wow experiences.

Why Invest in Links Golf Café?





THE OPPORTUNITY IN COFFEE

Just about everyone loves coffee. And it's profitable

- Done right, coffee bars are one of the most profitable businesses in the world.

- Our Founder, Tom, has set up some one hundred and eighty-seven independent coffee bars, and they've averaged a stunning 52% cash on cash return per year; that means *full cash invested returned in two years.*

- Coffee is the second most consumed beverage in the world (after tea).

- 52% of North Americans consume coffee each and every day.

- Coffee bar visits grow in a recession. Today, there are over 35,616 coffee shops in the United States.



THE OPPORTUNITY IN GOLF

Golf for anyone. And in perfect year-round conditions.

In 2021, for the first time, "non-traditional golfers" (those that don't golf on traditional golf courses at all) now are *50% of all golfers* in America. Massive facilities like Top Golf, social bars like X-Golf, and independent golf simulators give golfers a fun, affordable way to enjoy golf without investing five hours in a round.

Golf simulators provide a place for golf enthusiasts in a local community to play on eighty-seven of the best courses in the world, using real golf clubs and balls, to connect with other golfers in a perfect year-round environment, and do it for a fraction of the cost of a Private Golf Club Membership.





The perfect place to meet-up. And with coffee and golf.

Local businesses need cost effective ways to grow and scale. They need a community of like-minded entrepreneurs to bounce ideas off of. And, in the post lockdown world, they're seeking opportunities to network face-to-face more than ever.

Our Links Golf Cafe includes Local Small Business Mastermind Memberships that meet on-site twice a month, leverage the connections made, and help each member grow their sales and increase their profits.

The technology we'll be using:



Franchising fuels growth. And protects investors.

- Franchising is exponential growth not linear growth.

- Franchisees fund our global growth, rather than additional investors *(less dilution for early stage investors)*.

- Franchise Companies are valued and sell for very large EBITDA multiples. *Ask for details.*







Join the Ambassador Program when you invest.

- Lifetime Special Deals on Food, Drinks, and Golf.

- Our Founding Equity Member Ambassador Program has three levels of special deals on food, drink, and golf.

- Lifetime Access To Training Program and Courses – we have Programs and Courses on coffee, golf, and business that all investors get free access to.

- Free Meal and Three Holes of Pebble Beach on Your Birthday.

- Annual General Meeting (AGM) Invite You and a Friend.

- Your Own Tree Planted in a British Columbia Forest For You.

- Visit any Links Golf Cafe and you and a guest get your drinks on us, each visit. In addition, you and your guest get thirty minutes of golf on your choice of 85 amazing golf courses once a month, again, on us.

- Raving Fans For Life Book by our Founders, a signed copy when published in Q2 2023.

More details on our website!

Check out our full Investor Perks in the "Investment Terms" section of this page.




Want even more details?

Click the image above for our full pitch deck!

We host weekly investor calls to answer any questions. Email **tom@linksgolfcafe.com** for an invite!